January 21, 2022

Tim Worthington Attorney, Disclosure Review and Accounting Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Worthington:

On November 5, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Macro Strategy ETF, Simplify High Yield PLUS Credit Hedge ETF, Simplify Aggregate Bond PLUS Credit Hedge, and Simplify Managed Futures Strategy ETF (each a “Fund” and collectively, the “Funds”), filed post-effective amendment no. 29 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add three new series to the Trust. On December 22, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Simplify Macro Strategy ETF

Fee Table

Comment 1. The Staff notes that the Fund may invest in investments that would generate acquired fund fees and expenses. Please confirm that the estimated acquired fund fees and expenses are accurate.

Response. The Registrant confirms that the Fund will invest in exchange traded funds.

Principal Investment Strategies

Comment 2. The Staff notes that it appears that the Fund will invest in high yield bonds. Please explain how the Registrant determined that the investment strategy is appropriate for open end funds. Please include information concerning the relevant factors outlined in the Rule 22e-4 adopting release as well as any applicable general market data.

January 21, 2022

Response. The Registrant does not deem below investment grade debt securities to be per se illiquid. The liquidity of such securities will be determined through a liquidity risk management process that takes into account the market, trading, and investment-specific considerations for those types of securities. The Adviser relies primarily on its own analysis of the credit quality and risks associated with such investments, rather than relying exclusively on rating agencies or third-party research. The Adviser utilizes this information in an attempt to manage credit risk and to identify issuers, industries or sectors that it believes is undervalued or that offer potentially attractive returns or yields relative to the Adviser’s assessment of their credit characteristics.

Comment 3. Please add disclosure that specifically explains “macro” in the Fund’s name.

Response. The Registrant has added the existing disclosure to the Fund’s principal investment strategies section.

Macro in the Fund’s name is a reference to the Adviser’s investment and trading strategy that is based on its economic interpretation of large economic events on the national, regional, and global scale.

Comment 4. With regard to the Fund’s definition of Alternative ETFs, please refine the definition of Alternative ETFs by removing equities and U.S. treasuries from the types of asset classes that Alternative ETFs may invest in.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

The Fund defines Alternatives ETFs as ETFs that invest in a variety of assets including ~~equity, U.S. Treasury,~~ commodity, and foreign exchange futures contracts, VIX short term futures, high yield related fixed income and high-income generating ETFs.

Comment 5. Please provide a plain English explanation for short-term VIX futures contracts.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund defines Alternatives ETFs as ETFs that invest in a variety of assets including ~~equity, U.S. Treasury,~~ commodity, and foreign exchange futures contracts, VIX short term futures (futures on CBOE Volatility Index), high yield related fixed income and high-income generating ETFs.

Comment 6. Please inform the Staff whether the Fund intends to use a benchmark.

Response. The Registrant notes that the Fund is an actively managed exchange traded fund and does not intend to use a benchmark as part of its principal investment strategies.

January 21, 2022

Comment 7. Please explain how the Fund uses derivatives to achieve the Fund’s investment objective and how the Fund’s derivatives overlay helps the Fund achieve its investment objective.

Response. The Registrant has added the following paragraph immediately following the 1st paragraph in the Fund’s Derivatives Overlay section.

The option overlay is a strategic, persistent exposure meant to partially hedge against market declines. If the market goes up, the Fund’s returns may outperform the market because the adviser will sell or exercise the call options. If the market goes down, the Fund’s returns may fall less than the market because the adviser will sell or exercise the put options.

Comment 8. With regard to the disclosure – “The adviser selects derivatives based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options based on maturity or portfolio rebalancing requirements” – please clarify and elaborate on the Fund’s rebalancing requirements.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

The adviser selects derivatives based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options typically based on maturity ~~or portfolio rebalancing requirements.~~

Principal Investment Risks

Comment 9. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Please re-order each Fund’s principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response. The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

January 21, 2022

Comment 10. With regard to the Fund’s derivatives risk, please clarify why the risk factor only mentions options when the Fund will use a variety of derivative instruments.

Response. The Registrant has revised the disclosure (deleted text is struck):

Derivatives Risk. ~~Options are a derivative investment.~~ The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.

Comment 11. With regard to the Fund’s derivatives risk disclosure - per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response. The Registrant confirms that all derivative disclosures contained in the registration statement pertaining to the Fund are specifically tailored to the Fund’s investment practices.

Comment 12. The Staff notes that the Fund’s futures risk disclosure references the Adviser’s skill and experience with respect to such instruments. Please disclose the Adviser’s skill and experience with such instruments.

Response. The Registrant has revised the existing disclosure (deleted language is struck):

Futures Contract Risk. ~~The successful use of futures contracts draws upon the adviser’s skill and experience with respect to such instruments and are subject to special risk considerations.~~ The primary risks associated with the use of futures contracts are (a) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract; (b) possible lack of a liquid secondary market for a forward or futures contract and the resulting inability to close a forward or futures contract when desired; (c) investments in futures contracts involves leverage, which means a small percentage of assets in futures can have a disproportionately large impact on the Fund and the Fund can lose more than the principal amount invested; (d) losses caused by unanticipated market movements, which are potentially unlimited; (e) the adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (f) the possibility that the counterparty will default in the performance of its obligations; and (g) if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

January 21, 2022

Comment 13. With regard to the Fund’s leverage risk disclosure, please disclose how the Fund will use leverage i.e., to amplify exposure to a particular asset, hedging purposes, etc. Are there limits on the amount of leverage that the Fund will incur.

Response. The Registrant notes that the Fund is only subject to leverage risk due to its use of derivatives. The Registrant has revised its leverage risk disclosure (deleted text is struck):

Leverage Risk. The use of leverage by the Fund, such as ~~borrowing money to purchase securities or~~ the use of options or futures, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Simplify High Yield PLUS Credit Hedge Strategy

Principal Investment Strategies

Comment 14. Please expand on the Fund’s high yield strategy disclosure.

Response. The Registrant declines to revise the existing disclosure.

Comment 15. With regard to the disclosure – “The Fund has adopted a non-fundamental investment policy that, under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in high yield securities also known as junk bonds” – the Staff notes that the Fund has already defined the term “junk bonds” in the preceding paragraph. For the purposes of uniformity please only define the term once.

Response. The Registrant has revised the existing disclosure (deleted text is struck):

The Fund has adopted a non-fundamental investment policy that, under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in high yield securities ~~also known as junk bonds.~~

January 21, 2022

Comment 16. Please revise the Fund’s existing disclosure to include a discussion of the Fund’s the Fund’s maturity, duration, and quality requirements. Furthermore, please include examples of duration, maturity, and quality in the Fund’s revised disclosure.

Response. The Registrant has revised the Fund’s existing disclosure (added text is underlined):

The underlying exchange traded funds that the Fund will invest in may target high yield bonds with different maturities, durations, and quality requirements in connection with their investment strategies. Duration is a measure of price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of “five years” means that a security’s or portfolio’s price would be expected to decrease by approximately 5% with a 1% increase in interest rates (assuming a parallel shift in yield curve). Maturity is the period during which its owner will receive interest payments on the investment. When the bond reaches maturity, the Fund is repaid its par, or face value. A bond’s quality is a reference to the grade given to a bond by a rating service that indicates its credit quality. The rating takes into consideration a bond issuer's financial strength or its ability to pay a bond's principal and interest in a timely fashion. For instance, a "AAA" high-grade rated bond offers more security and lower profit potential (lower yield) than a "B-" rated speculative bond.

Comment 17. Please inform the Staff whether the Fund intends to use a benchmark.

Response. The Registrant notes that the Fund is an actively managed exchange traded fund and does not intend to use a benchmark as part of its principal investment strategies.

Comment 18. Please explain how the Fund uses derivatives to achieve the Fund’s investment objective and how the Fund’s derivatives overlay helps the Fund achieve its investment objective.

Response. The Registrant has added the following paragraph immediately following the 1st paragraph in the Fund’s Derivatives Overlay section.

The option overlay is a strategic, persistent exposure meant to partially hedge against market declines. If the market goes up, the Fund’s returns may outperform the market because the adviser will sell or exercise the call options. If the market goes down, the Fund’s returns may fall less than the market because the adviser will sell or exercise the put options.

Comment 19. With regard to the disclosure – “The adviser selects derivatives based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options based on maturity or portfolio rebalancing requirements” – please clarify and elaborate on the Fund’s rebalancing requirements.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

The adviser selects derivatives based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options typically based on maturity ~~or portfolio rebalancing requirements.~~

January 21, 2022

Principal Investment Risks

Comment 20. With regard to the Fund’s derivatives risk, please clarify why the risk factor only mentions options when the Fund will use a variety of derivative instruments.

Response. The Registrant has revised the disclosure (deleted text is struck):

Derivatives Risk. ~~Options are a derivative investment.~~ The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.

Comment 21. With regard to the Fund’s leverage risk disclosure, please disclose how the Fund will use leverage i.e., to amplify exposure to a particular asset, hedging purposes, etc. Are there limits on the amount of leverage that the Fund will incur.

Response. The Registrant notes that the Fund is only subject to leverage risk due to its use of derivatives. The Registrant has revised its leverage risk disclosure (deleted text is struck):

Leverage Risk. The use of leverage by the Fund, such as ~~borrowing money to purchase securities or~~ the use of options or futures, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Comment 22. With regard to the Fund’s Junk Bond risk disclosure, please provide the Fund’s duration, quality, and maturity requirements.

Response. The Registrant has revised the Fund’s Junk Bond risk disclosure (added text is underlined):

Junk Bond Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Longer maturity and longer duration bond prices will decline more in response to rising interest rates. The lack of a liquid market for these bonds could decrease the Fund’s share price.

January 21, 2022

Comment 23. With regard to the Fund’s derivatives risk disclosure - per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response. The Registrant confirms that all derivative disclosures contained in the registration statement pertaining to the Fund are specifically tailored to the Fund’s investment practices.

Comment 24. With regard to the Fund’s equity disclosure, please revise the Fund’s principal investment strategy to include a discussion of the Fund’s investments in equity securities.

Response. The Registrant has deleted its Equity Risk disclosure.

Simplify Aggregate Bond PLUS Credit Hedge ETF

Principal Investment Strategies

Comment 25. With regard to the “Equity Strategy” heading, please consider revising the heading to match the Fund’s investments.

Response. The Registrant has revised the existing disclosure (deleted text is struck and added text is underlined):

~~Equity~~ Bond Strategy

Comment 26. Please revise the Fund’s investment strategy to include a discussion of the Fund’s maturity, duration, and credit requirements.

Response. The Registrant has revised the Fund’s existing disclosure (added text is underlined):

The underlying exchange traded funds that the Fund will invest in may target high yield bonds with different maturities, durations, and quality requirements in connection with their investment strategies. Duration is a measure of price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of “five years” means that a security’s or portfolio’s price would be expected to decrease by approximately 5% with a 1% increase in interest rates (assuming a parallel shift in yield curve). Maturity is the period during which its owner will receive interest payments on the investment. When the bond reaches maturity, the Fund is repaid its par, or face value. A bond’s quality is a reference to the grade given to a bond by a rating service that indicates its credit quality. The rating takes into consideration a bond issuer's financial strength or its ability to pay a bond's principal and interest in a timely fashion. For instance, a "AAA" high-grade rated bond offers more security and lower profit potential (lower yield) than a "B-" rated speculative bond.

January 21, 2022

Comment 27. With regard to the disclosure – “The adviser determines which ETFs to purchase based on factors such as price, liquidity, and track record.” – please expand and elaborate upon these criteria.

Response. The Registrant has added the following disclosure to the Fund’s principal investment strategy:

The adviser determines which ETFs to purchase based on factors such as price, liquidity, and track record. The adviser selects ETFs that are representative of an asset class, have a minimum five-year track record, adequate trading volume relative to the Fund's size.

Comment 28. Please explain how the Fund uses derivatives to achieve the Fund’s investment objective and how the Fund’s derivatives overlay helps the Fund achieve its investment objective.

Response. The Registrant has added the following paragraph immediately following the 1st paragraph in the Fund’s Derivatives Overlay section.

The option overlay is a strategic, persistent exposure meant to partially hedge against market declines. If the market goes up, the Fund’s returns may outperform the market because the adviser will sell or exercise the call options. If the market goes down, the Fund’s returns may fall less than the market because the adviser will sell or exercise the put options.

Principal Investment Risks

Comment 29. With regard to the Fund’s derivatives risk, please clarify why the risk factor only mentions options when the Fund will use a variety of derivative instruments.

Response. The Registrant has revised the disclosure (deleted text is struck):

Derivatives Risk. ~~Options are a derivative investment.~~ The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.

January 21, 2022

Comment 30. With regard to the Fund’s leverage risk disclosure, please disclose how the Fund will use leverage i.e., to amplify exposure to a particular asset, hedging purposes, etc. Are there limits on the amount of leverage that the Fund will incur.

Response. The Registrant notes that the Fund is only subject to leverage risk due to its use of derivatives. The Registrant has revised its leverage risk disclosure (deleted text is struck):

Leverage Risk. The use of leverage by the Fund, such as ~~borrowing money to purchase securities or~~ the use of options or futures, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Comment 31. With regard to the Fund’s derivatives risk disclosure - per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response. The Registrant confirms that all derivative disclosures contained in the registration statement pertaining to the Fund are specifically tailored to the Fund’s investment practices.

Simplify Managed Futures Strategy ETF

Fee Table

Comment 32. Please confirm that the subsidiary’s management fee including any performance fee will be included in the Fund’s management fee and the subsidiary expenses will be included in other expenses and that the subsidiary and its board of directors will agree to inspection by the Staff and will maintain its books and records in accordance with section 31 of the 1940 Act and rules thereunder.

Response. The Registrant confirms the subsidiary’s management fee is included in the Fund’s management fee and the subsidiary’s expenses will be included the Fund’s other expenses. The Registrant further notes that the subsidiary agrees to inspection by the Staff and will maintain its books and records in accordance with section 31.

January 21, 2022

Comment 33. Please disclose whether the Fund will utilize a cash management strategy for the Fund’s derivative strategy.

Response. The Registrant declines to revise the existing because it believes that it has already provided sufficient disclosure regarding the Fund’s use of a cash management strategy.

Comment 34. With regard to the disclosure – “This positioning is based on a comparison of the recent returns of each Futures Contract.” – please elaborate on this disclosure.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Under normal market conditions, the Fund invests in a portfolio of equity, U.S. Treasury, commodity, and foreign exchange futures contracts (collectively, “Futures Contracts”). The Fund attempts to capture the economic benefit derived from rising trends based on the price changes of these Futures Contracts. Each month, each Futures Contract will generally be positioned long if it is experiencing a positive price trend. This positioning is based on a comparison of the recent returns of each Futures Contract and the adviser’s models that analyze various inputs including measures of relative and absolute momentum signals (prices trending higher or lower over various look back periods). The Fund will also hold short-term U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds and collateralized repurchase agreements) for direct investment or as collateral for Futures Contracts. The Fund may also invest up to 100% of its assets in any of these types of securities.

Comment 35. Please confirm whether the Fund will also take short directional positions.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Under normal market conditions, the Fund invests in a portfolio of equity, U.S. Treasury, commodity, and foreign exchange futures contracts (collectively, “Futures Contracts”). The Fund attempts to capture the economic benefit derived from rising trends based on the price changes of these Futures Contracts. Each month, each Futures Contract will generally be positioned long if it is experiencing a positive price trend. The Fund may take short positions if the Futures contract is experiencing a negative price trend. This positioning is based on a comparison of the recent returns of each Futures Contract. The Fund will also hold short-term U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds and collateralized repurchase agreements) for direct investment or as collateral for Futures Contracts. The Fund may also invest up to 100% of its assets in any of these types of securities.

January 21, 2022

Comment 36. With regards to the following disclosure – “The Fund may also invest up to 100% of its assets in any of these types of securities.” – please clarify the types of securities that the Fund may invest in.

Response. The Registrant has revised the existing disclosure (deleted language is struck and added text is underlined):

The Fund may also invest up to 100% of its assets in ~~any of these types of~~ short-term U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds and collateralized repurchase agreements) ~~securities~~.

Principal Investment Risks

Comment 37. Please add risk disclosure pertaining to the sub-adviser’s strategy.

Response. The Registrant has added the following risk disclosure:

Sub-Adviser Risk: The sub-adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Comment 38. Please confirm whether the subsidiary’s financial statements will be consolidated with the Fund.

Response. The Registrant confirms that the subsidiary’s financial statements will be consolidated with the Fund.

Comment 39. With regard to the Fund’s reverse repurchase agreement risk, please add disclosure to the Fund’s principal investment strategies disclosing the Fund’s use of reverse repurchase agreements.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Under normal market conditions, the Fund invests in a portfolio of equity, U.S. Treasury, commodity, and foreign exchange futures contracts (collectively, “Futures Contracts”). The Fund attempts to capture the economic benefit derived from rising trends based on the price changes of these Futures Contracts. Each month, each Futures Contract will generally be positioned long if it is experiencing a positive price trend. This positioning is based on a comparison of the recent returns of each Futures Contract. The Fund will also hold short-term U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds and collateralized repurchase agreements) for direct investment or as collateral for Futures Contracts. The Fund may also invest up to 100% of its assets in short-term U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds and collateralized repurchase agreements) ~~any of these types of securities~~. Reverse repurchase agreements are contracts in which a seller of securities, usually U.S. government securities or other money market instruments, agrees to buy the securities back at a specified time and price. Repurchase agreements are primarily used by the Fund as an indirect means of borrowing.

January 21, 2022

If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger